N E W S R E L E A S E

December 1, 2015

Nevsun Continues to Intersect High Grade Mineralization at Harena

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (Nevsun or the Company) is pleased to announce new assay results from drilling at Harena which is part of the on-going 2015 Regional Exploration program at Bisha.

HIGHLIGHTS

  New drilling demonstrates continuity of Harena mineralization
  New select massive sulphide intersections at Harena include:
    HX-069:  115.2 m @ 0.79% Cu, 4.95% Zn, 0.45 g/t Au, 14 g/t Ag, including 39.6 m @ 0.60% Cu, 10.21% Zn, 0.58 g/t Au, 19 g/t Ag
    HX-071:  49.7 m @ 0.66% Cu, 7.94% Zn, 0.32g/t Au, 17g/t Ag, including 35.9 m @ 0.33% Cu, 10.20% Zn, 0.23g/t Au, 13g/t Ag
    HX-068A:  38.0 m @ 0.86% Cu, 7.30% Zn, 0.35 g/t Au, 13 g/t Ag
  New stringer / semi-massive intersections at Harena include:
    HX-070:  24.7 m @ 1.95% Cu, 1.25% Zn, 0.93 g/t Au, 86 g/t Ag, including 12.1 m @ 3.44% Cu, 0.44% Zn, 1.17 g/t Au, 128 g/t Ag
    HX-066:  42.0 m @ 1.11% Cu, 0.93% Zn, 1.46 g/t Au, 55 g/t Ag, including 5.50 m @ 0.67% Cu, 0.33% Zn, 4.79 g/t Au, 141 g/t Ag
  Harena still open with geophysical modeling suggesting further expansion potential possible

Nevsun CEO Cliff Davis commented, “Our drilling at Harena continues to produce excellent results.  We are very encouraged by the higher zinc grades being encountered at depth in addition to the continuous copper-rich zone.  Harena remains open at depth and there is still considerable potential along strike to the north and south.  Drilling in 2015 has tightened our drill spacing to 100 metre centres down to a depth of 600 metres below surface.  An updated mineral resource estimate is due out in early January 2016”.

Harena

Harena is located 10 kilometres south of the Bisha processing plant and drilling continues to expand the deposit along strike and at depth.  Many of the results reported in today’s update are part of an in-fill program designed to tighten the drill spacing at Harena down to a maximum of 100 metre centres.

Hole HX-069, intersected the thickest zone of massive sulphides yet encountered at Harena.  Massive sulphides occur over a 115.2 metre interval which also includes three cross cutting mafic dikes.  The upper part of the mineralization is particularly zinc-rich with a grade of 10.21% zinc over 39.6 metres.  High zinc grades were also encountered in the massive sulphides intersected in holes HX-068A (8.62% Zn over 31.5 metres) and HX-071 (10.20% Zn over 35.9 metres).

The mineralization continues to display a consistent metal zonation pattern that consists of a sphalerite and pyrite, zinc-rich upper zone and a lower chalcopyrite and pyrite, copper-rich basal zone.  Basal copper-rich zones were intersected in holes HX-066 (2.84% Cu over 9.0 metres), HX-068A (3.53% Cu over 6.5 metres), HX-069 (2.31% Cu over 24.2 metres), HX-070 (3.44% Cu over 12.1 metres) and HX-071 (1.61% Cu over 12.7 metres).

Significant extents of copper-rich stringer mineralization with elevated precious metals were intersected beneath the massive sulphides in holes HX-066 (1.11% Cu, 1.46 g/t Au, 55 g/t Ag over 42.0 metres including 2.84% Cu, 0.92 g/t Au, 59 g/t Ag over 9.0 metres and 0.39% Cu, 2.71 g/t Au, 86 g/t Ag over 11.0 metres) and HX-070 (1.95% Cu, 0.93 g/t Au, 86 g/t Ag over 24.7 metres including 3.44% Cu, 1.17 g/t Au, 128 g/t Ag over 12.1 metres).

Borehole Transient Electromagnetic (TEM) surveys continue to help guide the exploration effort.  The zinc-rich mineralization is of moderate conductance and correlates with the geophysical plate models based on the responses in holes HX-067 and HX-055 (green plate 67 and blue plate 55-2).  The copper-rich basal mineralization correlates with the high conductance geophysical plate 55-1 derived from the modeling of the response in hole HX-055.  The modeling also suggests that mineralization is likely to continue down dip and down plunge.

Quality Assurance

A Quality Assurance/Quality Control program was part of the assaying program at Bisha.  This program includes chain of custody protocols as well as systematic use of standards, duplicates and blank samples into the flow of samples produced by the sampling. All samples were prepared and analyzed at Bisha’s on-site laboratory independently operated by SGS.

Drilling intercept lengths only are reported in the tables and text below.

Mr. Robert Foy P.Geo., BMSC’s Exploration Manager, has been overseeing the drilling at Bisha and is a Qualified Person as defined by NI 43-101.  Mr. Foy has reviewed the technical content of this press release and approved its dissemination.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality or supply required to effectively operate power generators for the plant or otherwise or costs or required repairs to the copper floatation plant; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2014, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

Table of Harena previously unreported intersections

HOLE ID	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Harena Main
HX-060	No Significant Values
HX-062	321.40	336.00	14.60	0.65	0.09	6.14	82
includes	327.50	333.50	6.00	1.04	0.07	10.79	129
HX-064	395.80	448.00	52.20	0.91	1.42	1.34	54
includes	395.80	428.40	32.60	1.00	2.17	0.48	53
and	428.40	448.00	19.60	0.75	0.18	2.78	55
HX-065	No Significant Values
HX-066	563.00	605.00	42.00	1.11	0.93	1.46	55
includes	563.00	583.00	20.00	0.70	0.48	1.24	46
and	589.00	598.00	9.00	2.84	1.24	0.92	59
and	599.50	605.00	5.50	0.67	0.33	4.79	141
HX-067	No Significant Values
HX-068A	447.00	485.00	38.00	0.86	7.30	0.35	13
includes	447.00	478.50	31.50	0.31	8.62	0.13	4
and	478.50	485.00	6.50	3.53	0.93	1.42	56
HX-068A	488.00	491.00	3.00	0.12	0.02	2.60	46
HX-069	583.30	700.00	115.20	0.79	4.95	0.45	14
includes	583.30	622.90	39.60	0.60	10.21	0.58	19
and	642.50	652.30	9.80	0.33	9.02	0.10	5
and	675.00	700.00	24.20	2.31	0.70	1.02	29
HX-070	706.30	731.00	24.70	1.95	1.25	0.93	86
includes	706.30	708.60	2.30	0.60	0.75	3.07	190
and	718.90	731.00	12.10	3.44	0.44	1.17	128
HX-071	519.00	568.70	49.70	0.66	7.94	0.32	17
includes	520.10	556.00	35.90	0.33	10.20	0.23	13
and	556.00	568.70	12.70	1.61	2.10	0.46	28
Harena North
HX-061	No Significant Values
HX-063	No Significant Values

Figure 1. Harena Drillhole Location Map

Figure 2. Harena Long Section

Figure 3. Harena Section L6150

Figure 4. Harena Section L6250

Figure 5. Harena Section L6350

Figure 6. Harena Section L6400

Drill Collar Locations

HOLE ID	UTM Easting	UTM Northing	Elevation	Depth (m)	Azimuth	Dip
HX-060	333941	1707349	604	716	122	-71
HX-061	335832	1708954	596	405	125	-60
HX-062	334373	1707660	602	422	125	-62
HX-063	335517	1708628	596	419	125	-60
HX-064	334401	1707762	602	553	125	-69
HX-065	334009	1707427	605	538	123	-63
HX-066	334300	1707771	601	668	122	-70
HX-067	333942	1707473	603	737	123	-65
HX-068A	334271	1707611	603	564	125	-71
HX-069	334081	1707621	602	751	125	-67
HX-070	334139	1707824	601	834	125	-67
HX-071	334088	1707551	603	720	125	-68

Note: Collar coordinates are in UTM WGS84 Zone37N